April 25, 2025

Sanjeev Luther
Chief Executive Officer
Ernexa Therapeutics Inc.
1035 Cambridge Street, Suite 18A
Cambridge, MA 02141

       Re: Ernexa Therapeutics Inc.
           Registration Statement on Form S-3
           Filed April 16, 2025
           File No. 333-286581
Dear Sanjeev Luther:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jeff Cahlon